GEMSTAR RESOURCES LTD.
Management Discussion and Analysis
For the Six Months Ended July 31, 2006
(All figures expressed in Canadian dollars)

September 19, 2006

This discussion and analysis for the six month period ended June 30, 2006 is prepared as of September 19, 2006 and contains disclosure of all material changes occurring up to and including that date.

Description of Business

Gemstar Resources Ltd (the “Issuer” or the “Company”) is a junior resource Company incorporated in British Columbia and engaged in the acquisition, exploration and development of mineral resource properties. The Issuer currently holds an interest in one mineral property, called the Dotted Lake Property (the “Property”), situated in the Thunder Bay Mining District of Ontario.

The Issuer is a reporting issuer in both British Columbia and Alberta. The Cease Trade Orders (the “CTOs”) issued against the Company on November 7, 2003 by the Alberta Securities Commission (the “ASC”) and on January 14, 2004 by the British Columbia Securities Commission (the “BCSC”) were lifted on August 18, 2006 by the BCSC and on August 23, 2006 by the ASC. These reactivation and revocation orders resulted from the Company bringing its disclosure records up-to-date on SEDAR (www.sedar.com); preparing a new 43.101 report regarding the merits of the Property; meeting other regulatory requirements; and paying all required fees and penalties.

The Company’s common shares are not listed and posted for trading on any exchange or other trading facility. The Company has filed, and had receipted, a registration statement on Form 20-F with the United States Securities and Exchange Commission. The Company still needs to apply to have its common shares listed for trading on a trading facility and will have to meet the requirements of such facility before its shares would be permitted to trade.

The Dotted Lake Property

In 2001, the Issuer entered into an agreement to acquire a 100% interest in the Property consisting of 76 mineral claim units located in the Thunder Bay Mining District, approximately 16 miles south-southeast of Manitouwadge, Ontario. In the following fiscal year ended January 31, 2002, the Issuer completed the acquisition of the Property by paying $200,000 in cash to the vendor, LCM Equity Inc. (“LCM”), a private British Columbia company unrelated to the Issuer. The Issuer also advanced $152,000 to LCM for planned exploration of the Property. All funds totaling $352,000 came from director and related party loans to the Company.

Near the end of calendar 2002, as a result of extreme weather conditions, the Issuer was having difficulty undertaking its planned work program on the Property, which included the required assessment work to keep the claims in good standing. Following consultation with the Company’s geological consultant, management determined that it would be less expensive to allow the claims to lapse and then re-stake them early in the following year. As a result, the claims were permitted to lapse and once the weather conditions improved, the Company's geological consultant re-staked the claims in March 2003 at a cost to the Company of $4,206.. The claims continue to be held in trust for the Company by 1179406 Ontario Ltd., a private Ontario company owned by Robert Joseph Reukl.

During the quarter ended April 30, 2005, the Issuer completed an airborne magnetic survey of the 76 mineral claims at a cost of $40,000, which was paid in full from the funds advanced to LCM mentioned above. Also, the Issuer commissioned and paid $4,500 to its geological consultant as an advance against a new 43-101 evaluation report on the Property required in prescribed form by the regulatory authorities.

During the quarter ended July 31, 2005, the Issuer undertook a ground VLF and magnetic survey over 100 metre spaced cut lines (15 km) at the north western side of the Property which cost $14,636. The 43-101 compliant geological report was completed by Andre M. Pauwels, Professional Geologist, for an additional cost of $7,097 bringing the total for geological consulting fees to $26,233 to date. This report dated December 6, 2005 is available under the Company’s disclosure on www.SEDAR.com. It should be noted, the $112,000 balance of the funds advanced to LCM per above was refunded to the Company in the quarter ended July 31, 2005 due to discontinuance of LCM for exploration purposes.

The 43-101 report recommends a two phase exploration program with the first phase involving further geophysical surveys, including a TDEM survey, at an estimated cost of $51,500. The second phase calls for extensive diamond drilling at an estimated cost of $171,900 which will proceed only upon success of the Phase I program.

The Issuer did not conduct any work on the Property during the six months ended July 31, 2006.

Future Developments

In order to maintain its mineral claims in good standing, the Issuer is required to spend approximately $25,000 exploring the claims on the Property by March, 2007.

The Issuer intends to proceed with the recommended Phase I program during the 2006/2007 winter work season. Following a detailed analysis of the results, the Issuer will make a decision on whether to proceed or not with the recommended drilling program.

Related Party Transactions

During the six months ended July 31, 2006, the Issuer paid $15,000 to Darcy Krell, Secretary of the Issuer, in contract management fees and $30,422 in reimbursable business related office and travel expenses. In addition, $15,032 of his loan was repaid, thereby decreasing his total loan position to $333,582.

During the same period, Linda Smith, President and a director of the Issuer, was reimbursed for $833 in business related office and travel expenses and no further loans were advanced to the Company, thereby keeping her total loan position at $413,061.

During the same period, Shannon Krell, Chief Financial Officer and a director of the Issuer, provided additional loans of $82,206 to the Company, thereby increasing her total loan position to $159,206.

All loans from related parties totaling $908,205 at July 31, 2006 are unsecured, non-interest bearing and by agreement are not due until after July 31, 2007.

Results of Operations

The Issuer's financial statements are prepared in accordance with generally accepted accounting principles applicable in Canada and the reporting currency is Canadian dollars.

SUMMARY OF QUARTERLY RESULTS

	July 31 2006 $	Apr. 30 2006 $	Jan. 31 2006 $	Oct. 31 2005 $	July 31 2005 $	Apr. 30 2005 $	Jan. 31 2005 $	Oct. 31 2004 $
Total Revenues	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
G&A Exp. / Net Loss	31,562	22,953	45,773	35,105	32,183	23,962	25,377	25,459
Basic Loss/Share	0.01	0.00	0.01	0.01	0.01	0.00	0.00	0.00

Discussion of Results for the Six Months Ended July 31, 2006

The unaudited financial statements for the six months ended July 31, 2006 (“2006 1st half”) are compared below to the unaudited financial statements for the six months ended July 31, 2005 (“2005 1st half”) and to some extent to the audited financial statements for the year ended January 31, 2006 (“2006 year”).

The Company reported a net loss of $54,515 in the 2006 1st half compared to $56,145 in the 2005 1st half. This $1,630 decrease in net loss was due to a number of changes in individual line items of General & Administrative expenses, the most significant of which are discussed below:

 - significant decrease in accounting and audit fees to nil from $5,000 following use of a new non-audit accounting service for the preparation of quarterly financial statements and statutory reports to be billed next quarter in the amount of approximately $2,700.
- decrease in professional and consulting fees to $4,979 from $7,107 due to timing of legal billings, which will most likely be caught up in the next quarter.
- increase in transfer agent and filing fees to $1,372 from $446 due to fees paid in connection with bringing the Issuer’s disclosure record up to date.
- increase in travel & promotion expenses to $14,353 from $10,566 due to extra costs pertaining to the successful removal of the CTOs from the BCSC and the ASC.

Discussion of Results for the Three Months Ended July 31, 2006
The unaudited financial statements for the three months ended July 31, 2006 (“2006 2nd quarter”) are compared below to the unaudited financial statements for the three months ended July 31, 2005 (“2005 2nd quarter”)

The Company reported a net loss of $31,562 in the 2006 2nd quarter compared to $32,183 in the 2005 2nd quarter. This $621 decrease in net loss is directly in line with the 2006 1st half decrease for the same reasons explained above.

During the quarter ended July 31, 2006, the Company was advised by its auditor, Moen and Company, they had ceased business operations as public accountants and therefore resigned their position as auditors for the Company. The Company is currently seeking a new auditor to replace Moen and Company.

Investor Relations

No investor relations activities were undertaken by or on behalf of the Issuer during the period and no investor relations arrangements or contracts were entered into by the Issuer during the period.

Liquidity and Capital Resources

The Issuer has no operating revenues and to date has financed its operations initially through the sale of share capital and, over the last five years, principally through loans from directors and other related parties. It is anticipated the Issuer will continue to rely on loans from its directors and other related parties to fund its planned mineral exploration expenditures and corporate administration since there is no guarantee the Issuer will be successful in arranging alternative financing on acceptable terms.

At the end of January 31, 2006 fiscal year, the Issuer had an audited working capital deficit of $81,795, including a cash position of $4,691, following the deferment of certain loans from related parties. During the 2006 1st half, the Issuer raised $60,700 additional loans from related parties and used cash in the amount of $69,343 in the administration of its corporate affairs. As a result of these activities, the Issuer had a working capital deficiency at July 31, 2006 of $78,695, including a positive cash position of $2,048.

The Issuer is required to spend approximately $25,000 on its Property by March 2007, the anniversary date of its claims, in order to keep them in good standing. It’s the Issuer's intent to carry out the Phase I work program during the 2006/2007 winter work season, budgeted for $51,500. The Issuer also anticipates it will require approximately $50,000 for administration of its corporate affairs for the ensuing six month period. Accordingly, the Issuer will require just over $100,000 to meet all of its planned future obligations at this time.

The Issuer does not have sufficient funds on hand to pay for these amounts and will most certainly require additional loans or advances from related parties in order to meet these spending targets. There can be no assurance that the Issuer will be able to raise the necessary funds in this manner.

Outstanding Securities of the Issuer

As at the date of this discussion, the Issuer had the following securities outstanding:

Common Shares

Date	Number Outstanding
September 19, 2006	5,651,714

Share Purchase Warrants

The Issuer has no share purchase warrants outstanding, however, outstanding debt of $106,754 has a conversion right attached as follows:

Amount of Debt Outstanding	Conversion Price	Number of Shares if Converted	Expiry Date
$106,754	$0.05 per share	2,135,080	January 1, 2008

Incentive Stock Options

The Issuer has no incentive stock options outstanding.

Critical Accounting Estimates

The most significant estimates used in preparing these financial statements are: (i) the recoverability of the investment in non-producing mineral properties; and (ii) the fair value calculation of the embedded beneficial conversion feature of one of the loans from related parties.

Change in Accounting Policies

No accounting policies of the Issuer have been changed during the quarter ended July, 31 2006.

Cautionary Statement on Forward Looking Information

This Management Discussion and Analysis may contain forward-looking statements which include all statements that are not statements of historical fact. The forward-looking statements are often identifiable by their use of words such as “may,” “expect,” “believe,” “anticipate” “intend,” “could,” “estimate,” or continue,” or the negative or other variations of these terms or comparable terms. The Company’s actual results could differ materially from the anticipated results described in the forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Issuer undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.